October 8, 2024

Stanley Bergman
Chairman and Chief Executive Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

       Re: Henry Schein, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 10, 2024
           File No. 000-27078
Dear Stanley Bergman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program